AMENDED AND RESTATED

EXHIBIT A

RS Investment Management Co. LLC

SCHEDULE OF ANNUAL ADVISORY FEES

Effective as of November 1, 2007

A value charge which is based upon the market value of the portfolios is computed as follows:

Fund	Annual Advisory Fee Payable by Manager to Sub-Advisor (as a percentage of average daily net assets)
RS Large Cap Value Fund	0.38%

Fees will be paid quarterly in arrears.

The amendment is hereby agreed to on the 30TH day of November, 2007.

RS INVESTMENT MANAGEMENT CO. LLC		UBS GLOBAL ASSET MANAGEMENT (AMERICAS) INC.

By:	/s/ Terry R. Otton	By:	/s/ Mary T. Copasso
Name:	Terry R. Otton	Name:	Mary T. Copasso
Title:	Chief Executive Officer	Title:	Executive Director